ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF LOSS
Prepared in accordance with US GAAP

Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation Commission File Number: 001-09385

Nine months ended September 30,
2007
(unaudited)
2006
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
2,290                             2,009
Product sales
2,259                              1,985
Interest, dividends and other 31 24
Cost and expenses
2,432                              2,109
Production costs 1,337 1,163
Exploration costs
83                                    43
Related party transactions (9) 9
General and administrative 98 64
Royalties
51                                    43
Market development costs 11 12
Depreciation, depletion and amortization 459 498
Interest expense
56                                    59
Accretion expense
13                                    11
Employment severance costs 6 6
Profit on sale of assets, realization of loans and indirect taxes (see note F) (24) (11)
Non-hedge derivative loss 343 215
Other operating costs and expenses 8 (3)
Loss from continuing operations before income tax, equity income, minority interests
(142)                               (100)
Taxation expense (see note G) (106) (47)
Minority interest
(22)                                  (23)
Equity income in affiliates 20 76
Loss from continuing operations
(250)                                  (94)
Discontinued operations (see note H) (4) 2
Net loss – applicable to common stockholders
(254)                                  (92)
Loss per share : (cents)
From continuing operations
Ordinary shares (89) (35)
E Ordinary shares (44) -
Ordinary shares – diluted (89) (35)
E Ordinary shares – diluted (44) -
Discontinued operations
Ordinary shares
(1)                                      1
E Ordinary shares (1) -
Ordinary shares – diluted (1) 1
E Ordinary shares – diluted (1) -
Net loss
Ordinary shares (90) (34)
E Ordinary shares (45) -
Ordinary shares – diluted (90) (34)
E Ordinary shares – diluted (45) -
Weighted average number of shares used in computation
Ordinary shares
277,247,087                 271,588,698
E Ordinary shares – basic and diluted 4,131,425 -
Ordinary shares – diluted                                                                                        277,247,087
271,588,698
Dividend paid per ordinary share (cents)
45                                    39
Dividend paid per E ordinary share (cents)
22                                       -

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At September 30,
2007
(unaudited)
At December 31,
2006
(in US Dollars, millions)
ASSETS
Current assets
2,050 1,876
Cash and cash equivalents 478 471
Restricted cash 43 11
Receivables 204                            160
Trade 33                               40
Recoverable taxes, rebates, levies and duties 79 59
Related parties 8 1
Other 84                              60
Inventories (see note C) 456 354
Materials on the leach pad (see note C) 49 46
Derivatives 594 649
Deferred taxation assets 197 167
Assets held for sale 29 18
Property, plant and equipment, net
5,375                         4,977
Acquired properties, net
1,289                         1,289
Goodwill and other intangibles, net
592                             566
Derivatives
-                                  6
Other long-term inventory (see note C)
93                               68
Materials on the leach pad (see note C)
183                             149
Other long-term assets (see note E)
532                             543
Deferred taxation assets
38                               39
Total assets
10,152                         9,513
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
3,614                          2,467
Accounts payable and other current liabilities 624 498
Derivatives 2,273                          1,782
Short-term debt (see note D) 606 33
Tax payable 110                             148
Liabilities held for sale 1 6
Other non-current liabilities
127                               24
Long-term debt (see note D)
1,109                         1,472
Derivatives
321                             397
Deferred taxation liabilities
1,288                         1,275
Provision for environmental rehabilitation (see note E)
342                             310
Other accrued liabilities
40                               27
Provision for pension and other post-retirement medical benefits
178                             172
Minority interest
59                                61
Commitments and contingencies
-                                   -
Stockholders’ equity
3,074                          3,308
Common stock
400,000,000 (2006 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2007 – 276,919,836 (2006 – 276,236,153) 10 10
Additional paid in capital 5,586 5,539
Accumulated deficit (1,880) (1,476)
Accumulated other comprehensive income (see note L) (642) (765)
Total liabilities and stockholders' equity
10,152                          9,513

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Nine months ended September 30,
2007
(unaudited)
2006
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
471                               592
Net loss – applicable to common stockholders (254) (92)
Reconciled to net cash provided by operations:
Profit on sale of assets, realization of loans and indirect taxes (21) (7)
Depreciation, depletion and amortization 459 498
Deferred taxation (40) (87)
Movement in non-hedge derivatives 332 307
Equity income in affiliates (20) (76)
Dividends received from affiliates 49 77
Other non cash items 49 9
Net increase/(decrease) in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
16                                (14)
Effect of changes in operating working capital items:
Receivables                                                                                                                          (46) 21
Inventories                                                                                                                          (163) (127)
Accounts payable and other current liabilities 113 85
Net cash provided by continuing operations 474 594
Net cash used in discontinued operations (3) (2)
Net cash used in investing activities
(685)                            (440)
Acquisition of assets (40) -
Increase in non-current investments (2) (14)
Additions to property, plant and equipment (685) (554)
Proceeds on sale of mining assets 24 11
Proceeds on sale of discontinued assets 1 6
Proceeds on sale of investments 19 13
Dividends from investments 2 -
Cash inflows from derivatives with financing 26 91
Net loans repaid -                                    5
Change in restricted cash (30) 2
Net cash generated in financing activities
209                                 29
Net repayments of short-term debt (65) (540)
Issuance of stock 22 511
Share issue expenses (1) (5)
Net proceeds of long-term debt 240 93
Cash inflows from derivatives with financing 154 95
Dividends paid (141) (125)
Net (decrease)/increase in cash and cash equivalents
(5)                                181
Effect of exchange rate changes on cash
12                                (29)
Cash and cash equivalents – January 1,
471                               196
Cash and cash equivalents – September 30,
478                               348

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended
September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.
The balance sheet as at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2006.
Note B. Accounting developments
Recently adopted pronouncements
Income taxes
The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.
Resulting from the implementation of FIN 48, the Company recognized a $25 million increase in its net liability for unrecognized income tax benefits. In addition, the Company reclassified $121 million of income tax liabilities from current to Other non-current liabilities as of September 30, 2007, as payment of cash is not anticipated within one year of the balance sheet date.
As at January 1, 2007, the Company had $84 million of total gross unrecognized tax benefits and the
Company recorded an opening adjustment of $25 million against opening retained income as a result of adopting FIN 48 on January 1, 2007. The total tax provision as of January 1, 2007 (including interest accrued of $28 million) was $173 million. Of this, $109 million represents the amount of net unrecognized tax benefits that, if recognized, would affect the Company’s effective income tax rate.
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense.
During the nine months ended September 30, 2007, the Company increased its accrual for interest by $7 million.
The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
As at September 30, 2007, the Company’s South African tax filings for the years 1998 – 2003 remain open to scrutiny by the South African Revenue Service. As at September 30, 2007, in South Africa,
the Company’s assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions.
In all other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by September 30, 2007 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. In Tanzania, audits for the years 2000 – 2005 are in progress. The Company is disputing some of the adjustments for the years
2000 – 2003 and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.
Recently issued pronouncements
Fair value option for financial assets and liabilities
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 are effective for the Company’s year ending
December 31, 2008. The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements (continued)
Employers’ accounting for defined benefit pension and other post-retirement plans
In September 2006 the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined
Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88,
106 and 132(R)” (“SFAS158”). The recognition and disclosure requirements of SFAS158 adopted by the Company had no material impact as of December 31, 2006, while the measurement requirements of SFAS158, which are effective for fiscal years ending December 31, 2008, requires an entity to measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position. The
Company is currently considering processes to meet these measurement requirements of SFAS158.
Fair value measurements
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”
(“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement.
The provisions of SFAS157 are effective for the Company’s fiscal year ending December 31, 2008.
The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.
Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all
(and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-
date fair value as the measurement objective for all assets acquired and liabilities assumed; and
requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R)
applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity
(the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration.
Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.
SFAS160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.
Note C. Inventories
At September 30,
2007
At December 31,
2006
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
124                         111
Gold on hand
40                          37
Ore stockpiles
134                          84
Uranium oxide and sulfuric acid
13                            6
Supplies
194                         162
505                         400
Less: Heap leach inventory
(1)
(49)                        (46)
456                        354
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term
Gold in process
183                        149
Ore stockpiles
91                         66
Supplies
2                          2
276                        217
Less: Heap leach inventory
(1)
(183)                       (149)
93                          68
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note D. Long-term debt
The Company entered into a fifteen-year secured capital lease for its new corporate office (Turbine
Square). The lease is payable in monthly installments terminating March 2022 and is South African rand based. The amount outstanding on the capital lease was $32 million as of September 30, 2007.
During the nine months ended September 30, 2007, the Company repaid $20 million and $8 million, under its $700 million unsecured syndicated loan facility (refinanced during December 2007 – see note P) and Ghanaian Cedi-based bank overdraft, respectively. These amounts were funded from cash flow from operations.
In addition, during the nine months ended September 30, 2007 the Company drew down $135 million and $70 million, under the $700 million unsecured syndicated loan facility and the Australia and New
Zealand Banking Group facility, respectively. As of September 30, 2007, $295 million was drawn under the $700 million unsecured syndicated loan facility and the total amount included in short-term debt under this facility amounted to $298 million. Advances and repayments on short-term loans in South
America amounted to $30 million and $28 million, respectively, during the nine months ended
September 30, 2007.
Note E. Provision for environmental rehabilitation
Long-term environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
The following is a reconciliation of the total liabilities for reclamation and remediation obligations:
millions)
Balance as at December 31, 2006
310
Additions to liabilities
18
Liabilities settled
(8)
Accretion expense
13
Translation
9
Balance as at September 30, 2007
342
Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the
Company’s consolidated balance sheets for all periods presented. As at September 30, 2007 and
December 31, 2006 the balances held in the trust and bond (cash and investments) amounted to
$86 million and $91 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at September 30, 2007.
Note F. Profit on sale of assets, realization of loans and indirect taxes
In the nine months ended September 30, 2007, the Company recorded a profit of $24 million (before taxation of $1 million) relating mainly to the disposal of minor assets in South Africa and South
America, the recovery of loans written off, proceeds received on the sale of Central African Gold Plc
(CAG) shares arising from the sale of Bibiani (concluded in December 2006) and a reassessment of indirect taxes in Brazil. The profit of $11 million (before taxation of $2 million) recorded in the nine months ended September 30, 2006 mainly related to the disposal of minor equipment and assets in
North and South America, the recovery of loans written off, the write-off of non-recoverable value added state tax in South America and a reassessment of indirect taxes in Guinea and Tanzania.
Note G. Taxation
A net taxation expense of $106 million was recorded in the nine months ended September 30, 2007 compared to a net expense of $47 million in the same period in 2006. Net taxation expense for the nine months ended September 30, 2007 was 74 percent of loss before tax compared to 47 percent for the same period in 2006. Charges for deferred tax in the nine months ended September 30, 2007 amounted to a net tax benefit of $40 million compared to a net tax benefit of $87 million in the same period in 2006.The nine months ended September 30, 2006 benefited from deferred tax credits of
$91 million on unrealized non-hedge derivative losses, compared to similar tax credits of $50 million in the same period in 2007. Charges for current tax in the nine months ended September 30, 2007 amounted to $146 million compared to $134 million in the same period in 2006 reflecting mainly the impact of the South African tax formula on the increase in the earnings of the operations in that country. Charges for deferred tax in the nine months ended September 30, 2007 included a tax expense of $30 million as a result of a change to the estimated deferred tax rate in South Africa.
Note H. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining.
The results of Ergo for the nine months ended September 30, 2007 and 2006, are summarized as follows:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note H. Discontinued operations (continued)
Nine months ended September 30,
2007                            2006
(unaudited)                      (unaudited)
(in US Dollars, millions, except for share data)
Per
share
(1)(2)
(cents)
Per
share
(2)
(cents)
Revenue
1
-
3
1
Costs, expenses and recoveries
(2)
-
2
1
Pre-tax profit
(1)
-
5
2
Taxation
(3)                 (1)
(3)
(1)
Net (loss)/profit attributable to discontinued operations
(4)
(1)
2
1
(1)
Per basic and diluted ordinary and E ordinary shares.
(2)
Basic and diluted (loss)/earnings per common share. The calculation of diluted (loss)/earnings per common share for the nine months ended September 30, 2007 and 2006 did not assume the effect of
15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted (loss)/earnings per common share for the nine months ended September 30, 2007 and 2006 did not assume the effect of 833,584 and 124,674 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods. The calculation of diluted loss per common share for the nine months ended
September 30, 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.
Note I. Stock-based compensation plans
As at September 30, 2007, the Company has five stock-based employee compensation plans consisting of time-based awards (TRO), performance related awards (PRO), Bonus Share Plan awards (BSP), Long-
Term Incentive Plan awards (LTIP) and the Employee Share Ownership Plan (ESOP). During the nine months ended September 30, 2007 and 2006 the Company recognized a compensation expense of
$25 million (net of $1 million income tax benefit) and $5 million (net of $ nil million income tax benefit), respectively, related to stock based compensation plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options (PRO, TRO) outstanding as of September 30, 2007:
2007                     2007
Options
(000)
Weighted-
average
exercise price
Rand
Outstanding at beginning of year
3,059                      229
Granted
13                     239
Exercised
(672)                      235
Forfeited (terminations)
(60)                      244
Outstanding at September 30, 2007
2,340                       227
Options exercisable at September 30, 2007
1,460
226
As of September 30, 2007, there was $1 million of total unrecognized compensation cost related to unvested stock options.
The following table summarizes activity for equity settled compensation awards (BSP, LTIP) outstanding as of September 30, 2007:
2007
Awards
(000)
Outstanding at beginning of year
1,142
Granted
618
Exercised
(6)
Forfeited (terminations)
(57)
Outstanding at September 30, 2007
1,697
Awards exercisable at September 30, 2007
-
As of September 30, 2007, there was $23 million of total unrecognized compensation cost related to unvested stock awards. These awards have no exercise price.
The following table summarizes activity for the ESOP as of September 30, 2007:
E Ordinary Shares outstanding as of September 30, 2007:
2007                      2007
Options
(000)
Weighted-
average
exercise price
Rand
Outstanding at beginning of year
2,786                      289
Granted
-                         -
Exercised
(108)                      296
Forfeited (terminations)
-                         -
Outstanding at September 30, 2007
2,678                      302
Options exercisable at September 30, 2007
-                         -

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note I. Stock-based compensation plans (continued)
Free shares awarded under ESOP outstanding as of September 30, 2007:
2007
Awards
(000)
Outstanding at beginning of year
929
Granted
-
Exercised
(36)
Forfeited (terminations)
-
Outstanding at September 30, 2007
893
Awards exercisable at September 30, 2007
-
As of September 30, 2007, there was $47 million of total unrecognized compensation cost related to unvested ESOP awards. Free shares have no exercise price.
Note J. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives. Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the
Company’s chief operating decision maker in evaluating operating performance of, and making resource allocation decisions among operations.
Nine months ended September 30,
2007                          2006
(unaudited)                  (unaudited)
(in US Dollars, millions)
Revenues by area
South Africa
1,110                        1,160
Argentina
104                            96
Australia
272                           210
Brazil
229                           182
Ghana
272                           251
Guinea
149                           115
Mali
201                           242
Namibia
39                            40
USA
117                            70
Tanzania
173                          145
Other, including Corporate and Non-gold producing subsidiaries
6
7
2,672                       2,518
Less: Equity method investments included in above
(201)
(242)
Less: Gains on realized non-hedge derivatives included in above
(181)
(267)
Total revenues
2,290                      2,009
Nine months ended September 30,
2007
2006
(unaudited)                 (unaudited)
(in US Dollars, millions)
Segment income/(loss)
South Africa
289                          249
Argentina
55                           43
Australia
92                           48
Brazil
58                           69
Ghana
(3)                         (54)
Guinea
-                          (5)
Mali
72                           92
Namibia
7                           16
USA
(3)                         (29)
Tanzania
(86)                         (84)
Other, including Corporate and Non-gold producing subsidiaries
(60)
(38)
Total segment income
421                         307

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note J. Segment information (continued)
Nine months ended September 30,
2007                             2006
(unaudited)                     (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net loss
Segment total
421
307
Exploration costs
(83)                              (43)
General and administrative expenses
(98)                              (64)
Market development costs
(11)                              (12)
Non-hedge derivative loss
(343)                             (215)
Other operating costs and expenses
(8)                                 3
Taxation expense
(106)                              (47)
Discontinued operations
(4)                                 2
Minority interest
(22)                              (23)
Net loss
(254)                               (92)
At September 30,
2007
At December 31,
2006
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
3,287
3,093
Argentina
233
254
Australia
1,089
805
Brazil
635
544
Ghana
2,121
2,058
Guinea
345
357
Mali
285
(1)
280
(1)
Namibia
72
64
USA
521
507
Tanzania
1,356
1,382
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
208
169
Total segment assets
10,152
9,513
(1)
Investment held.
Nine months ended September 30,
Note K. Loss per share data
2007                            2006
The following table sets forth the computation of basic and diluted loss per share (in US dollars millions, except per share data):
(unaudited)                   (unaudited)
Numerator
Net loss
(254)                           (92)
Less Dividends:
Ordinary shares
(124)                         (107)
E Ordinary shares
(1)                              -
Undistributed losses
(379)                         (199)
Ordinary shares undistributed losses
(376)                         (199)
E Ordinary shares undistributed losses
(3)                              -
Total undistributed losses
(379)                         (199)
Denominator for basic loss per ordinary share
Ordinary shares
276,698,228            271,143,179
Fully vested options
(1)
548,859                   445,519
Weighted average number of ordinary shares
277,247,087
271,588,698
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
-                                -
Dilutive potential of convertible bonds
(3)
-                                -
Dilutive potential of E Ordinary shares
(4)
-                                -
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions
277,247,087             271,588,698
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E
Ordinary share
4,131,425                                 -

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note K. Loss per share data (continued)
Nine months ended September 30,
2007                          2006
(unaudited)                  (unaudited)
Loss per share (cents)
Ordinary shares
(90)                        (34)
E Ordinary shares
(45)                            -
Ordinary shares – diluted
(90)                        (34)
E Ordinary shares – diluted
(45)                            -
(1)
Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for the nine months ended
September 30, 2007 and 2006 did not assume the effect of 833,584 and 124,674 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-
dilutive for these periods.
(3)
The calculation of diluted loss per common share for the nine months ended
September 30, 2007 and 2006 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
(4)
The calculation of diluted loss per common share for the nine months ended
September 30, 2007 did not assume the effect of conversion of E Ordinary shares as the
Company recorded a loss from continuing operations during this period.
Note L. Accumulated other comprehensive income
Other comprehensive income, net of related taxation, consists of the following:
Nine months ended September 30,
2007                                2006
(unaudited)                        (unaudited)
(in US Dollars, millions)
Opening balance
(765)                                (676)
Translation gain/(loss)
95
(227)
Financial instruments
28
(20)
(642)                                (923)
Net loss
(254)                                  (92)
Translation gain/(loss)
95
(227)
Financial instruments
28
(20)
Total other comprehensive income is:
(131)                                (339)
Note M. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Nine months ended September 30,
2007                                     2006
(unaudited)                             (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
4
1
1
3
Interest cost
10
9
12
8
Expected return on plan assets
(14)
-
(18)
-
Net periodic benefit cost
-
10
(5)
11
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2006, the Company expected to contribute $6 million to its pension plan in 2007. As of
September 30, 2007, the Company had contributed $4 million.
The actuarial valuation completed during December 31, 2006 indicated that the pension fund was fully funded and that no additional funding is required.
Note N. Summarized income statement information of affiliates
The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) accounted for under the equity method. In addition, the Company holds a 50 percent interest in Nufcor International Limited.
Summarized income statement information reflecting the results of significant investees in the period ended September 30, 2007 and 2006, are as follows:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note N. Summarized income statement information of affiliates (continued)
Nine months ended September 30,
2007                          2006
(unaudited)                 (unaudited)
(in US Dollars, millions)
Revenue
61
242
Costs and expenses
(29)                       (137)
Income before taxation
32
105
Taxation
(14)                        (28)
Net income
18
77
Note O. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $641 million and total authorized capital expenditure not yet contracted of approximately $560 million as of September 30, 2007. The expenditure is expected to be financed from existing cash resources, cash generated by operations and existing and future debt facilities.
South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in
South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-
owned with Kinross Gold Corporation. The Company’s attributable share of the first assessment is approximately $36 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of Serra Grande and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $22 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Brazil – VAT dispute
Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
Brazil – VAT dispute
Mineração Serra Grande S.A. received a tax assessment in October 2003 from the State of Minas
Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case at the judicial sphere. The Company’s attributable share of the assessment is approximately $7 million.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has guaranteed 50 percent of the Nufcor International Limited loan facility with FirstRand (Ireland) plc
(formerly RMB International (Dublin) Limited) amounting to $40 million. Nufcor International Limited is accounted for under the equity method.
South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($15 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-
performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.
North America – reclamation
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $50 million.
The Company has provided a guarantee for these obligations which would be payable in the event of
AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at
September 30, 2007 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $28 million and are included in the Provision for environmental rehabilitation in the
Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
Guarantee for convertible bond
The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.
Guarantee for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold American
Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated regarding the
$700 million syndicated loan facility. The total amount outstanding under the syndicated $700 million facility as of September 30, 2007 amounted to $298 million. The facility was refinanced and increased to $1.15 billion during December 2007.
North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold
South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging
Agreements. At September 30, 2007 the marked-to-market valuation of the ATS hedge book was negative $1,261 million.
Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by the
Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the Hedging
Agreements and the Bank has irrevocably recovered or received all sums payable to it under the
Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At September 30, 2007 the
marked-to-market valuation of the GMC hedge book was negative $405 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
Taxation
With operations in several countries on several continents, many of which are emerging markets,
AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Vulnerability from concentrations
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Malian government. Reimbursable value added tax due from the Malian government to the
Company amounts to $37 million at September 30, 2007 (June 30, 2007: $32 million). The last audited value added tax return was for the period ended March 31, 2007 and as at
September 30, 2007, $29 million was still outstanding and $8 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the
Malian government in terms of the previous audits.
Reimbursable fuel duties from the Malian government to the Company amount to $8 million at
September 30, 2007 (June 30, 2007: $8 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the
Department of Mining, and secondly, the Customs and Excise authorities. As at
September 30, 2007, the Customs and Excise authorities have approved $1 million which is still outstanding, while $7 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.
The Government of Mali is a shareholder in all of the Company’s entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to September 2007. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Tanzanian government. Reimbursable value added tax due from the Tanzanian government to the
Company amounts to $18 million at September 30, 2007 (June 30, 2007: $17 million). The last audited value added tax return was for the period ended April 30, 2007 and as at
September 30, 2007 $15 million was still outstanding and $3 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the
Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
Reimbursable fuel duties from the Tanzanian government to the Company amount to $30 million at
September 30, 2007 (June 30, 2007: $26 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at September 30, 2007, claims for refund of fuel duties amounting to $19 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $11 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 5 percent.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2007 …continued
Prepared in accordance with US GAAP
Note P. Recent developments
Announcements made after September 30, 2007:
On December 12, 2007, AngloGold Ashanti announced the successful closing of a $1.15 billion syndicated revolving loan facility. The new 3-year facility will be used to refinance an existing
$700 million revolving credit facility (due January 2008), an AUD200 million facility and for general corporate purposes.
On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of
Golden Cycle Gold Corporation (GCGC) through a transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC currently hold a 33 percent shareholding in Cripple Creek & Victor while AngloGold Ashanti hold the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-owned by
AngloGold Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately $149 million.
Note Q. Related parties
The Company, which holds an equity interest of 29.9 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a cash consideration of $40 million. The companies acquired consist of
Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK
(which holds the Bogunay deposit, related exploration and mining licenses).
Note R. Declaration of dividends
On February 12, 2007 AngloGold Ashanti declared a final dividend of 240 South African cents
(32.384 US cents) per ordinary share for the year ended December 31, 2006 with a record date of
March 9, 2007 and payment dates of March 16, 2007 for holders of ordinary shares and CDIs,
March 19, 2007 for holders of GhDSs and March 26, 2007 for holders of ADSs. In addition, on
February 12, 2007 AngloGold Ashanti declared a dividend of 120 South African cents (16 US cents)
per E ordinary share, payable on March 16, 2007 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
On July 30, 2007 AngloGold Ashanti declared an interim dividend of 90 South African cents
(12.435 US cents) per ordinary share for the six months ended June 30, 2007 with a record date of
August 24, 2007 and a payment date of August 31, 2007 for holders of ordinary shares and CDIs,
September 3, 2007 for holders of GhDSs and September 10, 2007 for holders of ADSs. In addition, on July 30, 2007 AngloGold Ashanti declared a dividend of 45 South African cents (6 US cents) per
E ordinary share, payable on August 31, 2007 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note S. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States,
Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly
AngloGold Holdings plc) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold
Ashanti Limited (being the “Guarantor”). The following is condensed financial information of the registrant and consolidating financial information for the Company as of September 30, 2007 and
December 31, 2006 and for the nine months ended September 30, 2007 and 2006, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of (loss)/income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
1,084                                    2                                      1,209
(5)
2,290
Product sales
1,060                                     -                                      1,199
-
2,259
Interest, dividends and other
24                                    2
10
(5)
31
Costs and expenses
1,000                                 (50)
1,440
42
2,432
Production costs
598                                     -                                        739
-
1,337
Exploration costs
2                                     -
81
-
83
Related party transactions
(9)                                     -
-
-
(9)
General and administrative
83                                 (98)
50
63
98
Royalties paid/(received)
-                                     -
51
-
51
Market development costs
6                                     -
5
-
11
Depreciation, depletion and amortization
195                                     -                                         264
-
459
Interest expense
20                                   26
10
-
56
Accretion expense
7                                     -
6
-
13
Employment severance costs
3                                     -
3
-
6
(Profit)/loss on sale of assets, realization of loans and indirect taxes
(13)                                   22
(12)
(21)
(24)
Non-hedge derivative gain and other commodity contracts
108                                      -                                        243
-
351
Income/(loss) from continuing operations before income tax, equity income, minority interests
84                                   52                                      (231)
(47)
(142)
Taxation expense
(59)                                   (2)
(45)
-
(106)
Minority interest
-                                    -                                          (22)
-
(22)
Equity income/(loss) in affiliates
34                                 (14)
-
-
20
Equity (loss)/income in subsidiaries
(307)                                     -
-
307
-
(Loss)/income from continuing operations
(248)                                   36                                       (298)
260
(250)
Discontinued operations
(4)                                     -
-
-
(4)
(Loss)/income
(252)                                   36                                       (298)
260
(254)
Preferred stock dividends
(2)                                     -
(3)
5
-
Net (loss)/income - applicable to common stockholders
(254)                                   36                                       (301)
265
(254)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of (loss)/income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
1,031                                    31
956
(9)
2,009
Product sales
1,021                                      -                                       964
-
1,985
Interest, dividends and other
10                                    31
(8)
(9)
24
Costs and expenses
962                                      3                                    1,156
(12)
2,109
Production costs
540                                      -                                        623
-
1,163
Exploration costs
4                                      -
39
-
43
Related party transactions
9                                      -
-
-
9
General and administrative
67                                   (8)
15
(10)
64
Royalties paid/(received)
-                                      -
43
-
43
Market development costs
6                                      -
6
-
12
Depreciation, depletion and amortization
193                                      -                                        305
-
498
Interest expense
24                                    30
5
-
59
Accretion expense
6                                       -
5
-
11
Employment severance costs
6                                       -
-
-
6
(Profit)/loss on sale of assets, realization of loans and indirect taxes
(1)                                   (19)
9
-
(11)
Non-hedge derivative loss and other commodity contracts
108                                       -                                       106
(2)
212
Income/(loss) from continuing operations before income tax, equity income, minority interests
69                                   28                                      (200)
3
(100)
Taxation benefit/(expense)
(2)                                    (2)
(43)
-
(47)
Minority interest
-                                      -                                        (23)
-
(23)
Equity income/(loss) in affiliates
78                                   (2)
-
-
76
Equity (loss)/income in subsidiaries
(235)                                       -
-
235
-
(Loss)/income from continuing operations
(90)                                   24                                      (266)
238
(94)
Discontinued operations
2                                      -
-
-
2
(Loss)/income
(88)                                   24                                      (266)
238
(92)
Preferred stock dividends
(4)                                      -
(5)
9
-
Net (loss)/income - applicable to common stockholders
(92)                                   24                                      (271)
247
(92)

Condensed consolidating balance sheets
AT SEPTEMBER 30, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,537                           2,513
4,843
(6,843)
2,050
Cash and cash equivalents
235                                69                                 174                               -
478
Restricted cash
20                                  -                                    23                               -
43
Receivables and other current assets
1,282
2,444
4,646
(6,843)
1,529
Trade and other receivables and deferred taxation assets
211
6
187
(3)
401
Inter-group balances
797                            2,438
3,605
(6,840)                            -
Derivatives
200                                   -                                 394
-
594
Inventories
60                                   -                                 396
-
456
Materials on the leach pad
-                                    -                                   49
-
49
Assets held for sale
14                                    -                                  15
-
29
Property, plant and equipment, net
1,923                                    -
3,452
-
5,375
Acquired properties, net
261                                    -
1,028
-
1,289
Goodwill and other intangibles, net
-                                247
612
(267)
592
Derivatives
-                                    -
-
-
-
Other long-term inventory
-                                    -                                   93
-
93
Materials on the leach pad
-                                    -                                 183
-
183
Other long-term assets and deferred taxation assets
2,720                             2,460
489
(5,099)
570
Total assets
6,441                             5,220                           10,700
(12,209)
10,152
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
2,224                                281                            7,926
(6,817)
3,614
Accounts payable and other current liabilities
209                                    1
422
(8)
624
Inter-group balances
828                                  58                            5,923
(6,809)
-
Derivatives
845                                    -
1,428
-
2,273
Short-term debt
294                                219
93                               -
606
Tax payable
47                                    3                                 60
-
110
Liabilities held for sale
1                                    -
-
-
1
Other non-current liabilities
121                                    -                                   97
(91)
127
Long-term debt
31                            1,000
78
-
1,109
Derivatives
92                                    -                                 229
-
321
Deferred taxation liabilities
588                                    -                                 684
16
1,288
Provision for environmental rehabilitation
145                                    -                                 197
-
342
Other accrued liabilities
-                                    -                                  40
-
40
Provision for pension and other post-retirement medical benefits
166                                    -                                  12
-
178
Minority interest
-                                    -                                   58
1
59
Commitments and contingencies
-                                    -
-
-
-
Stockholders’ equity
3,074                             3,939
1,379
(5,318)
3,074
Stock issued
10                             3,625
900
(4,525)
10
Additional paid in capital
5,586                                  69                                332
(401)
5,586
Accumulated (deficit)/profit
(1,880)                                245                           (1,005)
760
(1,880)
Accumulated other comprehensive income
(642)                                     -
1,152
(1,152)
(642)
Total liabilities and stockholders’ equity
6,441                             5,220                          10,700
(12,209)
10,152
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,390                               2,275
4,733
(6,522)
1,876
Cash and cash equivalents
180                                   32
259
-
471
Restricted cash
5                                     -
6
-
11
Receivables and other current assets
1,205                               2,243
4,468
(6,522)
1,394
Trade and other receivables and deferred taxation assets
150                                     6
181
(10)
327
Inter-group balances
756                               2,237
3,518
(6,511)                              -
Derivatives
225                                      -                                        425
(1)
649
Inventories
59                                      -                                        295
-
354
Materials on the leach pad
-                                      -
46
-
46
Assets held for sale
15                                      -
3
-
18
Property, plant and equipment, net
1,790                                      -                                     3,183
4
4,977
Acquired properties, net
273                                      -                                     1,016
-
1,289
Goodwill and other intangibles, net
-                                  247
586
(267)
566
Derivatives
5                                      -
1
-
6
Other long-term inventory
-                                      -
68
-
68
Materials on the leach pad
-                                      -                                        149
-
149
Other long-term assets and deferred taxation assets
2,858                                2,437
480
(5,193)
582
Total assets
6,316                                4,959
10,216
(11,978)
9,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,769                                    71                                    7,047
(6,420)
2,467
Accounts payable and other current liabilities
182                                      -
310
6
498
Inter-group balances
778                                    60                                    5,620
(6,458)
-
Derivatives
712                                      -                                    1,037
33
1,782
Short-term debt
11                                     9
13
-
33
Tax payable
80                                     2
67
(1)
148
Liabilities held for sale
6                                      -
-
-
6
Other non-current liabilities
-                                      -                                        117
(93)
24
Long-term debt
286                                1,080
106
-
1,472
Derivatives
124                                      -                                        307
(34)
397
Deferred taxation liabilities
533                                      -                                        730
12
1,275
Provision for environmental rehabilitation
137                                      -                                        173
-
310
Other accrued liabilities
-                                      -
27
-
27
Provision for pension and other post-retirement medical benefits
159                                      -
13
-
172
Minority interest
-                                      -
61
-
61
Commitments and contingencies
-                                      -
-
-
-
Stockholders’ equity
3,308                                3,808
1,635
(5,443)
3,308
Stock issued
10                                3,625
898
(4,523)
10
Additional paid in capital
5,539                                      1                                      357
(358)
5,539
Accumulated (deficit)/profit
(1,476)                                   182
(659)
477
(1,476)
Accumulated other comprehensive income
(765)                                       -
1,039
(1,039)
(765)
Total liabilities and stockholders’ equity
6,316                                4,959
10,216
(11,978)
9,513
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
278                              (193)
391
(5)
471
Net (loss)/income – applicable to common stockholders
(254)                                  36
(301)
265
(254)
Reconciled to net cash provided by/(used) in operations:
(Profit)/loss on sale of assets, realization of loans and indirect taxes
(10)                                  22
(12)
(21)
(21)
Depreciation, depletion and amortization
195                                    -
264
-
459
Deferred taxation
(7)                                    -
(33)
-
(40)
Other non cash items
204                                (85)
540
(249)
410
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
5                                   -
11
-
16
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
98
(164)
66
-
-
Receivables
(16)                                 (1)
(29)
-
(46)
Inventories
(2)                                   -                                       (161)
-
(163)
Accounts payable and other current liabilities
68
(1)
46
-
113
Net cash provided by/(used) in continuing operations
281
(193)
391
(5)
474
Net cash used in discontinued operations
(3)
-
-
-
(3)
Net cash used in investing activities                                                                                                   (204)
-
(481)
-
(685)
Acquisition of assets
-                                   -
(40)
-
(40)
Increase in non-current investments
-                                   -
(2)
-
(2)
Additions to property, plant and equipment                                                                                            (240)
-
(445)
-
(685)
Proceeds on sale of mining assets
12                                    -
12
-
24
Proceeds of sale of discontinued assets
1                                    -
-
-
1
Proceeds on sale of investments
-                                    -
19
-
19
Dividends from investments
2                                    -
-
-
2
Cash inflows from derivatives with financing
21
-
5
-
26
Net loans (advanced)/repaid
-                                   -
-
-
-
Change in restricted cash
-                                   -
(30)
-
(30)
Net cash (used)/generated in financing activities                                                                                   (24)
230
(2)
5
209
Net repayments of short-term debt
-
-                                        (65)
-
(65)
Insurance of stock
22                                 68
(68)
-
22
Share issue expenses
(1)                                   -
-
-
(1)
Net proceeds of long-term debt
-                              135
105
-
240
Cash inflows from derivatives with financing
36                                  -
118
-
154
Dividends (paid)/received
(81)                                 27
(92)
5
(141)
Net increase/(decrease) in cash and cash equivalents                                                                            50
37
(92)
-
(5)
Effect of exchange rate changes on cash                                                                                                   5
-
7
-
12
Cash and cash equivalents – January 1,                                                                                                 180
32
259
-
471
Cash and cash equivalents – September 30,                                                                                          235
69
174
-
478

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
20                             (115)
696
(9)
592
Net (loss)/income – applicable to common stockholders
(92)                                 24
(271)
247
(92)
Reconciled to cash provided by/(used) in operations:
Profit on sale of assets, realization of loans and indirect taxes
(1)                                (5)
(1)
-
(7)
Depreciation, depletion and amortization
193
-
305
-
498
Deferred taxation
(61)                                    -
(26)
-
(87)
Other non cash items
418                               (11)
166
(256)
317
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits
2
-
(16)
-
(14)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(483)
(120)
603
-
-
Receivables
24                                   -
(3)
-
21
Inventories
(5)                                   -                                       (122)
-
(127)
Accounts payable and other current liabilities
27
(3)
61
-
85
Net cash provided by/(used) in continuing operations
22
(115)
696
(9)
594
Net cash used in discontinued operations
(2)
-
-
-
(2)
Net cash (used)/generated in investing activities                                                                                (179)
5
(266)
-
(440)
Acquisition of assets
-                                   -
-
-
-
Increase in non-current investments
-                               (10)
(4)
-
(14)
Additions to property, plant and equipment                                                                                            (216)
-
(338)
-
(554)
Proceeds on sale of mining assets
-                                   -
11
-
11
Proceeds of sale of discontinued assets
6                                   -
-
-
6
Proceeds on sale of investments
-                                   -
13
-
13
Dividends from investments
-                                   -
-
-
-
Cash inflows from derivatives with financing
30
-
61
-
91
Net loans repaid/(advanced)
1                                 15
(11)
-
5
Change in restricted cash
-                                   -
2
-
2
Net cash generated/(used) in financing activities                                                                                   325
85
(390)
9
29
Net repayments of short-term debt
(122)
(330)                                         (88)
-
(540)
Insurance of stock
511                               330
(330)
-
511
Share issue expenses
(5)                                  -
-
-
(5)
Net proceeds of long-term debt
1                                85
7
-
93
Cash inflows from derivatives with financing
51                                  -
44
-
95
Dividends (paid)/received
(111)                                  -
(23)
9
(125)
Net increase/(decrease) in cash and cash equivalents                                                                         166
(25)
40
-
181
Effect of exchange rate changes on cash                                                                                               (22)
-
(7)
-
(29)
Cash and cash equivalents – January 1,                                                                                                    2
36
158
-
196
Cash and cash equivalents – September 30,                                                                                          146
11
191
-
348

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2007 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulfuric acid.
As a consequence, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales or de-hedging activities by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti’s current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.

The Company advises that earnings for the fourth quarter of 2007 will be impacted due to the reassessment of year end accounting adjustments, which are likely to include, amongst others, changes in the Company's current and deferred tax provisions, changes in effective tax rates, impairment reviews and rehabilitation and inventory adjustments.
Impact of exchange rate fluctuations

During the first nine months of 2007 the rand strengthened against the US dollar (based on the exchange rates of R7.00 and R6.87 per US dollar on January 1, 2007 and September 30, 2007, respectively). However, when comparing the average exchange rates of the rand against the
US dollar of R7.12 and R6.59 during the first nine months of 2007 and 2006, respectively, the value of the rand lost 8 percent against the US dollar.

The weaker rand against the US dollar, which positively impacted on the profitability of AngloGold
Ashanti, was offset by an increase in the Australian dollar which strengthened by 9 percent against the
US dollar based on the average exchange rates of A$1.22 and A$1.34 per US dollar during the first nine months of 2007 and 2006, respectively. The strengthening of the local currency in Brazil against the US dollar during the nine month period ended September 30, 2007 when compared to the same period in 2006 further negatively impacted on AngloGold Ashanti’s profitability.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

The Company, which holds an equity interest of 29.9 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a cash consideration of $40 million. The companies acquired consist of
Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses).

The Company completed the acquisition of minority interests previously held by the Government of
Ghana (5 percent) and the International Finance Corporation (10 percent) in the Iduapriem and
Teberebie mine effective September 1, 2007 for a total cash consideration of $25 million. The
Iduapriem and Teberebie mine is now wholly-owned by the Company.

Gold market for the quarter ended September 30, 2007

From a low of $641 per ounce early in the third quarter of 2007, the gold price strengthened during the quarter reaching a high of $745 per ounce at quarter end, on raised concerns over economic uncertainty, rising oil prices and a weaker US dollar. For the quarter, the gold price averaged
$680 per ounce, marginally higher than the previous quarter’s $666 per ounce. Post quarter end the gold price has continued to trade higher, eclipsing the historic high of $850 per ounce assisted by strong investment demand and the continued weakening of the US dollar.

The stronger gold price and an unchanged rand saw the rand gold price average
R155,005 per kilogram for the quarter, up 2 percent on the previous quarter’s average of
R151,562 per kilogram. A stronger Australian dollar offset the US dollar gold price increase and the gold price in Australian dollar terms was unchanged from the previous quarter at A$802 per ounce.

Physical market

Gold jewellery demand in the second quarter of 2007 reached an all-time record high of $14.5 billion, which was 37 percent higher than the same quarter in 2006. In tonnage terms, demand was
22 percent higher than the second quarter of 2006, at 675 metric tonnes.

Gold jewellery consumption in emerging market economies, where demand is driven by an investment component, was particularly robust. The key factors driving increased consumption were lower price volatility, favorable economic conditions and a belief in possible further upside to the gold price. The weakness of the US dollar against local currencies further fuelled this demand, with prices remaining stable or falling in local currency terms for the year to date.

In India, demand reached record levels in rupee and tonnage terms for both jewellery and retail investment. Together these totalled 317 metric tonnes, half of global mine output for the quarter and
90 percent higher than the depressed level of a year ago. Good monsoon rains should impact positively on the rural economy and presage strong demand for the latter part of the year and early
2008 under current price conditions. The second half of the year will also see further demand for gold in India, as the Hindu festival of lights, Diwali, is celebrated.

Record demand was also achieved in Turkey, China (up 32 percent year on year) and the Middle East
(up 20 percent year on year). In China, growth was achieved in both the traditional 24 carat market as well as in the 18K (K Gold) product category. In the Middle East, the Saudi Arabian market has showed strong growth with jewellery demand in the second quarter rising 30 percent in tonnage and
38 percent in value terms.

In Russia, jewellery demand has grown strongly over recent years and in 2006 measured 70 metric tonnes. Quarterly demand is at record levels and demand during the first half of 2007 reached almost
40 metric tonnes. Russia became the seventh largest jewellery market by size in 2006, and holds considerable potential for the future. Increased imports have also assisted in creating a more innovative and varied product offering.

Central bank sales

A total of 476 metric tonnes of the 500 metric tonnes available was sold in the third year of the second
Central Bank Gold Agreement (CBGA2). Sellers included Spain, France, Switzerland and the
European Central Bank, with the Swiss National Bank accounting for a substantial portion of sales.
The Swiss National Bank had announced in June 2007 that it would make an adjustment in the composition of its reserves which will result in selling 250 metric tonnes of gold before CBGA2 expires at the end of September 2009. However, the impact of these sales in a strong investment market should be minimal.

Investment market

After a subdued second quarter, which saw some sales from investors, Exchange Traded Funds
(ETFs) performed well during August and September 2007. Total holdings in ETFs reached over
24 million ounces.

India recently introduced two ETF’s in February and April of this year, and both have accumulated over one tonne of gold. A further catalyst for demand is the Shanghai Gold Exchange individual gold bullion trading, which allows individual investors to trade gold from a minimum threshold of 100 grams.

Industrial market

The positive trends in industrial demand for gold over the last quarter continues, on the back of buoyant demand from the electronics industry in the Far East. Industrial demand of 79.2 metric tonnes
(a 2 percent improvement over the same quarter in 2006) arose primarily from increased consumer demand for personal computers and mobile phones, both of which contain varying amounts of gold.

Producer hedging

Following the record hedge reduction of 5.2 million ounces in the second quarter of 2007, net producer de-hedging continues, albeit at a slower pace.

Currencies

The US dollar continued to weaken against most currencies during the quarter following increased concerns over a slowing US economy, and in particular the US housing market. The large 50 basis point rate cut in September 2007 by the US Federal Reserve and indications from China that it may curtail its purchases of US Treasuries, in retaliation for threatened trade sanctions against China, also helped weaken the US dollar. In contrast, increasing interest rates in South Africa and Australia have attracted investment inflows that have seen the local currencies strengthen against the US dollar over the quarter.

From opening levels of R7.02/$, A$0.83/$ and BRL1.92/$, the rand, Australian dollar and Brazilian real strengthened during the quarter to close at R6.87/$, A$0.88/$ and BRL1.85/$, respectively. The continued weakening of the US dollar since quarter end has seen these currencies strengthen further to levels of R6.70/$, A$0.91/$ and BRL1.79/$.

Operating review for the nine months ended September 30, 2007

Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2007 and 2006. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2007                        2006
Total gold production (000 oz)
(1)
  4,109
4,165
Capital expenditure ($ million)
720
557
Consolidated entities
715
554
Equity accounted joint ventures
(2)
5
3
(1)
Including equity accounted joint ventures.
(2)
Attributable portion.
Gold production

For the nine months ended September 30, 2007, AngloGold Ashanti’s total gold production decreased by approximately 56,000 ounces, or about 1 percent, to 4.11 million ounces from 4.17 million ounces produced in the same period in 2006. In South Africa, gold production decreased from
1,910,000 ounces produced in the nine months to September 30, 2006, to 1,766,000 ounces produced in the same period in 2007 mainly due to lower volume mined at TauTona arising from strategy changes and seismicity concerns and lower volume mined as a result of lower face advance at Great Noligwa and at Kopanang, as a result of less milling shifts and lower development. Gold production in Argentina, Ghana and Mali decreased from 172,000 ounces, 450,000 ounces and
405,000 ounces, respectively, produced in the nine months to September 30, 2006, to
152,000 ounces, 398,000 ounces and 327,000 ounces produced, respectively, in the same period in
2007. This was mainly due to lower grades at Cerro Vanguardia (in Argentina); lower grades from underground and tailings ore at Obuasi (in Ghana) and the impact on production due to the sale of
Bibiani (in Ghana) completed in December 2006. In Mali gold production was lower compared to 2006 due to lower recovered grades at Morila and Sadiola.

The decrease in gold produced over 2007 at most mines was partially offset by an increase in gold production in Australia, Brazil, Guinea and Tanzania from 312,000 ounces, 246,000 ounces,
178,000 ounces and 229,000 ounces, respectively, produced in the nine months to
September 30, 2006, to 450,000 ounces, 296,000 ounces, 198,000 ounces and 269,000 ounces produced, respectively, in the same period in 2007. This was mainly due to the mining of high grade areas at Sunrise Dam (in Australia) in 2007; at AngloGold Ashanti Brasil Mineração (in Brazil) due to a
planned production halt in 2006 as part of an upgrade of the shaft and crusher; at Siguiri (in Guinea)
due to higher volumes with the Carbon-in-pulp (CIP) plant being in full production in 2007 and, at
Geita (in Tanzania) due to the impact of adverse weather conditions, the delay in the Nyankanga pit push-back and lower recovered grade in 2006.

In the quarter ended September 30, 2007, AngloGold Ashanti’s total gold production increased by
80,000 ounces to 1.43 million ounces, or 6 percent from 1.35 million ounces produced during the quarter ended June 30, 2007 mainly due to increased production at most mines.

Capital expenditures

Total capital expenditure of $720 million was recorded in the nine months ended September 30, 2007 and includes $30 million relating to the fifteen-year secured capital lease for the new corporate office
(Turbine Square). Total capital expenditure on tangible assets which includes Ore reserve development, stay-in-business and project capital during the nine months ended September 30, 2007 was $690 million compared to $557 million in the same period in 2006. This $133 million, or
24 percent, increase is mainly reflected in the $142 million increase in capital expenditure in the
Australian region from $44 million recorded in the nine months ended September 30, 2006 to
$186 million spent for the same period in 2007 mainly on the Boddington expansion project.

Comparison of financial performance on a segment basis for the nine months ended
September 30, 2007 and 2006

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2007, the Company changed the method of allocating hedging to individual mines.
In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives. Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the Company’s chief operating decision maker in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Nine months ended September 30,
2007
2006
US dollar,
millions      Percentage
US dollar,
millions         Percentage
Category of activity
Product sales
2,259
1,985
Interest, dividends and other
31
24
Total revenues
2,290
2,009
Geographical area data
South Africa
1,110
49%
1,160
58%
Argentina
104
5%
96
5%
Australia
272
12%
210
10%
Brazil
229
10%
182
9%
Ghana
272            12%             251             13%
Guinea
149
7%
115
6%
Mali
201
9%
242
12%
Namibia
39
1%
40
2%
USA
117
5%
70
3%
Tanzania
173
7%
145
7%
Other, including Corporate and Non-gold producing
subsidiaries
6                 -                 7                   -
2,672
117%
2,518
125%
Less: Equity method investments included in above
(201)
(9%)
(242)
(12%)
Less: Gains on realized non-hedge derivatives included
in above
(181)
(8%)
(267)
(13%)
Total revenues
2,290
100%
2,009
100%

Assets
At September 30, 2007
At December 31, 2006
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
3,287
32%
3,093
32%
Argentina
233
2%
254
3%
Australia
1,089
11%
805
8%
Brazil
635
6%
544
6%
Ghana
2,121
21%
2,058
22%
Guinea
345
3%
357
4%
Mali
285
(1)
3%           280
(1)
3%
Namibia
72
1%
64                     -
USA
521
5%
507
5%
Tanzania
1,356
14%
1,382
15%
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
208
2%
169
2%
Total segment assets
10,152
100%
9,513
100%
(1)
Investment held.

Comparison of financial performance for the nine months ended
September 30, 2007 and 2006
Revenues

Revenues from product sales and other income increased from $2,009 million in the first nine months of 2006 to $2,290 million in the same period of 2007, representing a 14 percent increase over the period. This was due to the increase in the gold price in the first nine months of 2007 as the average spot price of gold was $666 per ounce during the nine months ended September 30, 2007,
$65 per ounce, or 11 percent, higher than $601 per ounce, the average spot price of gold in the first nine months of 2006. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations decreased by $50 million to $1,110 million over the nine months ended September 30, 2007 from $1,160 million realized in the same period in 2006, mainly as a result of a decrease in gold production, which more than offset the increase in gold price.

Total revenues derived from Australia, Brazil, Guinea and Tanzania increased to $272 million,
$229 million, $149 million and $173 million respectively, over the nine months ended
September 30, 2007 from $210 million, $182 million, $115 million and $145 million respectively, realized in the same period of 2006 mainly as a result of the higher gold price and increased gold production.

In Ghana, total revenues generated increased from $251 million realized in the first nine months of
2006 to $272 million in the same period in 2007, mainly as a result of the increase in gold price, which more than offset a decrease in gold production.
Production costs

During the nine months ended September 30, 2007, AngloGold Ashanti incurred production costs of
$1,337 million representing an increase of $174 million, or 15 percent, from $1,163 million recorded for the same period of 2006.

Production costs in AngloGold Ashanti’s South Africa operations increased by $57 million to
$588 million in the first nine months of 2007 from $531 million for the same period of 2006 mainly as a result of annual wage increases and higher fuel and power costs. About 44 percent of AngloGold
Ashanti’s production costs were denominated in South African rands in the first nine months of 2007.

Production costs in AngloGold Ashanti’s operations in Ghana, Guinea, Brazil and Argentina increased from $172 million, $60 million, $74 million and $26 million, respectively, in the first nine months of
2006 to $187 million, $92 million, $112 million and $36 million, respectively, for the same period of
2007 mainly as a result of an increase in operational costs including labor, fuel, consumables, power and water costs as well as the strengthening of local currencies relative to the US dollar.
Exploration costs

Exploration costs increased from $43 million in the nine months ended September 30, 2006 to
$83 million in the same period in 2007 mainly due to increased exploration activities at the Tropicana project in Australia, regional and target generation activities in Colombia and continued drilling in the
Mongbwalu region of the Democratic Republic of the Congo.

Related party transactions

Related party transactions for the nine months ended September 30, 2007 amounted to a credit
(representing purchases by related parties) of $9 million compared with an expense (representing purchases from related parties) of $9 million for the same period of 2006. The reduction was mainly due to lower contract work generated by development activities and to transactions with subsidiaries of Anglo American plc no longer disclosed, following the reduction of Anglo American plc’s shareholding in AngloGold Ashanti to less than 50 percent interest held (current holding of
17.3 percent), as a result of the sales in public offerings of some of its shares in AngloGold Ashanti which were completed in April 2006 and October 2007, respectively. Related party transactions with
Trans-Siberian Gold plc (TSG) (see note Q “Related parties” to the condensed consolidated financial statements) amounted to $1 million for services rendered and $40 million for the acquisition of assets during the nine months ended September 30, 2007.
General and administrative

General and administrative expenses increased from $64 million in the nine months ended
September 30, 2006 to $98 million in the same period in 2007, mainly due to increased stock compensation expense recognized and annual salary increments. General and administrative expenses in the third quarter of 2007 included approximately $8 million of one-off compensation and recruitment expenses relating to the retirement of Messrs Godsell and Carvalho Silva and the appointment of Mr. Cutifani as new Chief Executive Officer.
Royalties

Royalties paid by AngloGold Ashanti increased from $43 million in the nine months ended
September 30, 2006, to $51 million paid in the same period in 2007, mainly due to the higher gold price. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $39 million to $459 million in the nine months ended September 30, 2007 when compared to $498 million recorded in the same period in 2006. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa and Ghana from $226 million and $89 million, respectively, incurred in the nine months ended September 30, 2006 to $197 million and $67 million, respectively, in the same period of 2007 mainly as a result of a decrease in gold production and changes in estimated lives of assets. This was offset by an increase in depreciation, depletion and amortization expense in Australia which increased from $26 million incurred in the nine months ended September 30, 2006 to
$39 million in the same period in 2007.
Accretion expense

Accretion expense of $13 million was recorded in the nine months ended September 30, 2007 compared with $11 million in the nine months ended September 30, 2006. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Profit on sale of assets, realization of loans and indirect taxes

In the nine months ended September 30, 2007, the Company recorded a profit of $24 million (before taxation of $1 million) relating mainly to the disposal of minor assets in South Africa and South
America, the recovery of loans written off, proceeds received on the sale of Central African Gold Plc
(CAG) shares arising from the sale of Bibiani (concluded in December 2006) and a reassessment of indirect taxes in Brazil. The profit of $11 million (before taxation of $2 million) recorded in the nine months ended September 30, 2006 mainly related to the disposal of minor equipment and assets in
North and South America, the recovery of loans written off, the write-off of non-recoverable value added state tax in South America and a reassessment of indirect taxes in Guinea and Tanzania.
Non-hedge derivative loss

A non-hedge derivative loss of $343 million was recorded in the nine months ended
September 30, 2007 compared to a loss of $215 million in the same period of 2006 relating to the use of hedging instruments. Non-hedge derivatives recorded in the nine months ended
September 30, 2007 and 2006 included:
Nine months ended September 30,
2007               2006
(in US Dollars, millions)
Gains on realized non-hedge derivatives                                                         (181)
(267)
Loss on unrealized non-hedge derivatives
524
482
Net loss
343
215
Other operating costs and expenses

Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings amounted to an expense of
$8 million in the nine months ended September 30, 2007 compared to a net credit of $3 million in the same period in 2006, mainly due to an increase in other commodity contracts.
Taxation expense

A net taxation expense of $106 million was recorded in the nine months ended September 30, 2007 compared to a net expense of $47 million in the same period in 2006. Net taxation expense for the nine months ended September 30, 2007 was 74 percent of loss before tax compared to 47 percent for the same period in 2006. Charges for deferred tax in the nine months ended September 30, 2007 amounted to a net tax benefit of $40 million compared to a net tax benefit of $87 million in the same period in 2006.The nine months ended September 30, 2006 benefited from deferred tax credits of
$91 million on unrealized non-hedge derivative losses, compared to similar tax credits of $50 million in the same period in 2007. Charges for current tax in the nine months ended September 30, 2007 amounted to $146 million compared to $134 million in the same period in 2006 reflecting mainly the impact of the South African tax formula on the increase in the earnings of the operations in that country. Charges for deferred tax in the nine months ended September 30, 2007 included a tax expense of $30 million as a result of a change to the estimated deferred tax rate in South Africa.

Equity income in affiliates

Equity income in affiliates decreased to $20 million in the nine months ended September 30, 2007 from $76 million in the nine months ended September 30, 2006, mainly as a result of an impairment loss of $14 million being recorded on the Company’s investment held in TSG as well as decreased earnings from operations in Mali.
Discontinued operations

A loss of $4 million was recorded in the nine months ended September 30, 2007 compared to a profit of $2 million in the same period in 2006 due to the closure of the Ergo operations (at the end of
March 2005) as described by note H “Discontinued operations” to the condensed consolidated financial statements.
Net loss

As a result of the factors detailed above, net loss of $254 million was recorded in the nine months ended September 30, 2007 compared to a net loss of $92 million in the nine months ended
September 30, 2006.

Liquidity and capital resources

Net cash provided by operating activities was $471 million in the nine months ended
September 30, 2007, $121 million lower than $592 million for the comparable period in 2006, mainly as a result of higher costs and expenses and lower production. Net cash outflow from operating working capital items amounted to $96 million in the nine months ended September 30, 2007 compared to $21 million in the same period in 2006.

Investing activities in the nine months ended September 30, 2007 resulted in a net cash outflow of
$685 million compared with an outflow of $440 million in the nine months ended September 30, 2006.
Cash inflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to
$26 million during the first nine months of 2007 and additions to property, plant and equipment, which included capital expenditure of $685 million compared to $554 million in the same period in 2006, were recorded in the first nine months of 2007 for major capital projects, including Boddington in
Australia, TauTona and Mponeng in South Africa and the expansion project at the Cuiabá mine in south-eastern Brazil. Cash paid for the two companies acquired from TSG amounted to $40 million during the nine months ended September 30, 2007.

Net cash generated in financing activities in the nine months ended September 30, 2007 amounted to an inflow of $209 million, which is an increase of $180 million from an inflow of $29 million in the nine months ended September 30, 2006, and included cash inflows from proceeds from loans of
$240 million (which included $135 million, $70 million and $30 million, respectively, under the
$700 million unsecured syndicated loan facility, the Australia and the New Zealand Banking Group facility and short-term loans raised in South America). Proceeds from stock issued in the nine months ended September 30, 2007 amounted to $22 million. Cash outflows during the nine months ended
September 30, 2007 comprised normal scheduled loan repayments of $37 million, the repayment of
$20 million under the $700 million unsecured syndicated loan facility and of $8 million in bank overdraft loans. The Company made dividend payments of $141 million (45 US cents per ordinary share) in the nine months ended September 30, 2007 compared with dividends of $125 million
(39 US cents per ordinary share) paid in the same period in 2006.

As a result of the items discussed above, at September 30, 2007, AngloGold Ashanti had $478 million of cash and cash equivalents compared with $471 million at December 31, 2006, an increase of
$7 million, or 1 percent. At September 30, 2007, the Company had a total of $423 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As of September 30, 2007,
$641 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $560 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities matures in the near future, the Company believes that these facilities can be refinanced on similar terms to those currently in place.

During the next twelve months, approximately $606 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of the $700 million unsecured syndicated loan facility (refinanced during
December 2007) and the Rand denominated corporate bond of $294 million as at September 30, 2007
(due August 2008).

The Company expects to finance capital expenditure projects and the repayment of debt scheduled to mature in 2007 from cash on hand, cash flow from operations and its existing and future debt facilities.

As discussed in note B “Accounting developments” to the condensed consolidated financial statements, the Company recognized a $25 million increase in its net liability for unrecognized tax benefits as a result of the adoption of FIN 48 on January 1, 2007. These liabilities are included in
Other non-current liabilities in the condensed consolidated balance sheet as of September 30, 2007, as the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The Company is not able to reasonably estimate when it would be required to make any cash payments to settle these liabilities, but does not believe that the ultimate settlement of these obligations will materially affect its liquidity.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2006 which was filed with the United States Securities and Exchange Commission (SEC) on July 9, 2007.

Recently adopted pronouncements

Income taxes

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Refer to note B “Accounting developments” to the condensed consolidated financial statements for the discussion regarding the cumulative effect of adopting FIN 48.

Recently issued pronouncements

Fair value option for financial assets and liabilities

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 are effective for the Company’s year ending
December 31, 2008. The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

Employers’ accounting for defined benefit pension and other post-retirement plans

In September 2006 the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined
Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). The recognition and disclosure requirements of SFAS158 adopted by the
Company had no material impact as of December 31, 2006, while the measurement requirements of
SFAS158, which are effective for fiscal years ending December 31, 2008, requires an entity to measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position. The
Company is currently considering processes to meet these measurement requirements of SFAS158.

Fair value measurements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”
(“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement.
The provisions of SFAS157 are effective for the Company’s fiscal year ending December 31, 2008.
The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

Business combinations

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all
(and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-
date fair value as the measurement objective for all assets acquired and liabilities assumed; and
requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R)

applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity
(the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration.

Noncontrolling interests

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.
SFAS160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, during the nine months ended September 30, 2007, the
Company entered into a fifteen-year secured capital lease for its new corporate office (Turbine
Square). The amount outstanding on the capital lease was $32 million as of September 30, 2007. The
Company also repaid $20 million and $8 million, under its $700 million unsecured syndicated loan facility (refinanced during December 2007) and Ghanaian Cedi-based bank overdraft, respectively.
These amounts were funded from cash flow from operations. In addition, during the first nine months of 2007 the Company drew down $135 million and $70 million, under the $700 million unsecured syndicated loan facility and the Australia and New Zealand Banking Group facility, respectively. As of
September 30, 2007, $295 million was drawn under the $700 million unsecured syndicated loan facility and the total amount included in short-term debt under this facility amounted to $298 million.
Advances and repayments on short-term loans in South America amounted to $30 million and
$28 million, respectively, during the nine months ended September 30, 2007. As at September
30, 2007, the estimated fair value of all derivatives making up the hedge positions was a negative $3,519 million (at June 30, 2007: negative $2,783 million).

Heap leach inventory

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of September 30, 2007, $49 million was classified as short-term compared with
$46 million as at December 31, 2006 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of September 30, 2007, $183 million was classified as long term compared with $149 million as at December 31, 2006.

Hedging overview for the quarter ended September 30, 2007

The Company continues to actively manage its hedge position in a value accretive manner, whilst actively reducing the overall hedge delta. Some minor hedge restructuring was concluded during the quarter ended September 30, 2007.

As at September 30, 2007, the net delta hedge position was 10.58 million ounces or 329 tonnes, representing an increase of 1.83 million ounces compared to the quarter’s opening position. The increase is primarily due to the closing spot gold price of $745 per ounce, which was $96 per ounce higher than the quarter’s opening price of $649 per ounce.

The marked-to-market value of the hedge book as at September 30, 2007 was negative $3,519 million
(as at June 30, 2007: negative $2,783 million). The value was based on a gold price of
$745 per ounce, exchange rates of R6.87/$ and A$/$0.88 and the prevailing market interest rates and volatilities at the time. The increase in the negative marked-to-market value was due to a higher spot gold price and higher gold option volatilities at quarter end.

During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives.

At October 31, 2007 (AngloGold Ashanti issued its IFRS results for the quarter ended
September 30, 2007 on November 1, 2007), the marked-to-market value of the hedge book was a negative $3.81 billion based on a gold price of $783.70 per ounce and exchange rates of R6.54/$ and
A$/$0.92 and the prevailing market interest rates and volatilities at the time.

AngloGold Ashanti’s hedge position as at September 30, 2007

The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at September 30, 2007 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
GOLD
Forward contracts
Amount (kg)
6,695
22,817
21,738
14,462
12,931
24,307
102,950
US$ per oz
$363
$314
$316
$347
$397
$418
$357
Restructure Longs
Amount (kg)
*7,527
*7,734
*15,261
US$ per oz
$654
$645
$649
Put
options
purchased
Amount
(kg)
437
437
US$
per
oz
$292
$292
Put options sold
Amount (kg)
10,737
16,165
3,748
1,882
1,882
5,645
40,059
US$ per oz
$663
$614
$530
$410
$420
$440
$576
Call options purchased
Amount (kg)
4,422
9,813
14,235
US$ per oz
$408
$427
$421
Call options sold
Amount (kg)
20,710
55,796
45,191
35,933
37,550
61,873
257,053
US$ per oz
$577
$500
$493
$483
$500
$599
$526
RAND
GOLD
Forward contracts
Amount (kg)
*2,559
933
*1,626
Rand per kg
R129,834
R116,335
R126,227
Put
options
sold
Amount
(kg)
1,089
1,089
Rand
per
kg
R157,860
R157,860
Call options sold
Amount (kg)
2,955
2,986
2,986
2,986
11,913
Rand per kg
R164,134
R202,054
R216,522
R230,990
R203,528
A DOLLAR GOLD
Forward contracts
Amount (kg)
10,109
2,177
3,390
3,110
18,786
A$ per oz
A$762
A$659
A$645
A$688
A$717
Put
options
purchased
Amount
(kg)
7,154
7,154
A$
per
oz
A$837
A$837
Put options sold
Amount (kg)
10,575
1,866
12,441
A$ per oz
A$813
A$810
A$812
Call options purchased
Amount (kg)
3,110
1,244
3,110
7,464
A$ per oz
A$680
A$694
A$712
A$696
Call
options
sold
Amount
(kg)
10,575
10,575
A$
per
oz
A$860
A$860
Delta (kg)
(26,579)
(55,273)
(68,319)
(50,184)
(49,576)
(79,198)
(329,129)
** Total net gold:
Delta (oz)
(854,533)
(1,777,066)
(2,196,504)
(1,613,451)
(1,593,903)
(2,546,271)
(10,581,728)

*
Indicates a long position resulting from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book
.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2007.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti’s silver hedge position as at September 30, 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
SILVER
Put options purchased
Amount (kg)
10,886
43,545
54,431
$ per oz
$7.40
$7.66
$7.61
Put options sold
Amount (kg)
10,886
43,545
54,431
$ per oz
$5.93
$6.19
$6.14
Call options sold
Amount (kg)
10,886
43,545
54,431
$ per oz
$8.40
$8.64
$8.59

The following table indicates AngloGold Ashanti’s currency hedge position at September 30, 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
30,113
30,113
US$/R
R7.13
R7.13
Put options purchased
Amount ($)
140,000
140,000
US$/R
R7.32
R7.32
Put options sold
Amount ($)
185,000
185,000
US$/R
R7.10
R7.10
Call options sold
Amount ($)
185,000
185,000
US$/R
R7.55
R7.55
A DOLLAR US DOLLAR (000)
Forward contracts
Amount ($)
60,000
80,000
140,000
A$/US$
$0.84
$0.79
$0.81
Put options purchased
Amount ($)
80,000
80,000
160,000
A$/US$
$0.81
$0.81
$0.81
Put options sold
Amount ($)
80,000
80,000
160,000
A$/US$
$0.83
$0.84
$0.84
Call options sold
Amount ($)
80,000
80,000
160,000
A$/US$
$0.79
$0.79
$0.79
BRAZILIAN REAL DOLLAR (000)
Forward contracts
Amount ($)
12,000
19,000
31,000
US$/BRL
BRL2.06
BRL2.05
BRL2.05
Put options purchased
Amount ($)
9,000
9,000
US$/BRL
BRL2.04
BRL2.04
Put options sold
Amount ($)
3,000
3,000
US$/BRL
BRL2.05
BRL2.05
Call options sold
Amount ($)
15,000
8,000
23,000
US$/BRL
BRL2.01
BRL2.20
BRL2.08
Derivatives analysis by accounting designation as at September 30, 2007
Normal purchase
and sale
exemption
Cash flow
hedge
accounted
Non hedge
accounted
Total
US Dollars (millions)
Forward sale type agreements
(920)
(346)
(144)
(1,410)
Option contracts
(567)
–
(1,560)
(2,127)
(1)
Foreign exchange contracts
–
4
13
17
Foreign exchange option contracts
–
–
(2)
(2)
Interest rate swaps – Gold
(32)
–
35
3
Total
(1,519)
(342)
(1,658)
(3,519)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Recent developments

On February 5, 2007, AngloGold Ashanti informed the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, February 3, 2007. The pit
had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.

On February 13, 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the 120 level, adding some 2.5 million ounces of gold and 8 years to the mine’s life, at a capital cost of $252 million. Production is due to commence in 2013.

On May 4, 2007, AngloGold Ashanti announced that Mr C B Brayshaw and Mr A J Trahar retired from the board effective May 5, 2007. AngloGold Ashanti further announced that Mrs C Carroll had been appointed as a non-executive director with effect from May 5, 2007.

On June 1, 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. Tropicana, located 400 kilometers north-east of Kalgoorlie, is a joint venture between AngloGold Ashanti Australia (70 percent) and Independence
Group NL (30 percent free carried to completion of the pre-feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.

On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, to a consortium of Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint
Venture most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42.8 million (approximately
$6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorizations until new order mining rights have been obtained and transferred to the joint venture. A specific exclusion from the sale to the joint venture is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.

On July 11, 2007, AngloGold Ashanti announced that Mr A H Calver resigned from the board as
Mr W A Nairn’s alternate.

Subsequent to its announcement on July 31, 2007 in which the board of directors announced the retirement of R M Godsell, (AngloGold Ashanti’s Chief Executive Officer) and the resignation of
R Carvalho Silva (its Chief Operating Officer – International) from the Company effective
September 30, 2007 and the appointments of Mark Cutifani as Chief Executive Officer and Neville
Nicolau, (formerly Chief Operating Officer – Africa) as Chief Operating Officer for all operations as of
October 1, 2007. Subsequently, on November 12, 2007, it was announced that due to further operational management restructure, Neville Nicolau resigned from the board to pursue other opportunities.

In August 2007, AngloGold Ashanti through the South African Chamber of Mines, signed a two-year wage agreement effective from July 1, 2007, with the three recognized mining unions. This agreement covers some 29,000 category 3 – 8 workers, miners, artisans and officials in the Company’s South
African operations and was achieved through a mediated outcome without the unions resorting to any industrial action. In terms of the agreement: the first year increases from July 1, 2007 range from
10 percent for the lower categories of worker to 8 percent for officials or junior management and include a special dispensation for the benefit of artisans and some skilled occupations. Some improvements to leave conditions and housing allowances were also agreed. Second year increases from July 1, 2008 will be determined at South African CPIX plus 1 percent with a minimum of an
8 percent increase.

The Company completed the acquisition of minority interests previously held by the Government of
Ghana (5 percent) and the International Finance Corporation (10 percent) in the Iduapriem and
Teberebie mine effective September 1, 2007 for a total cash consideration of $25 million. The
Iduapriem and Teberebie mine is now wholly-owned by AngloGold Ashanti.

On September 18, 2007, AngloGold Ashanti announced that Mr M Cutifani was appointed to the board effective September 17, 2007, as Chief Executive Officer designate. Mr M Cutifani succeeded
Mr R M Godsell as Chief Executive Officer, on his retirement with effect from October 1, 2007.

On October 1, 2007, AngloGold Ashanti noted the announcement by Anglo American plc that it intended to offer for sale, 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under

AngloGold Ashanti’s automatic shelf registration statement. Goldman Sachs International acted as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank
were joint book runners for the offering.

On October 2, 2007, AngloGold Ashanti noted the announcement by Anglo American plc that Anglo
American had completed an offering of 67.1 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares (ADS) priced at US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax payable by investors in ADSs) and R300.61 per ordinary share
(exclusive of uncertificated securities tax). The offering which was launched on October 1, 2007, was increased from the earlier announced 61 million ordinary shares. The offering price represented discounts of 6.16 percent and 7.84 percent to the closing prices of the ADSs and ordinary shares in
New York and Johannesburg respectively on Friday, September 28, 2007. The offering settled on
October 9, 2007. After the completion of the offering, Anglo American’s holding in AngloGold Ashanti was 17.3 percent.

Following the settlement of the secondary offering and the consequent reduction in shareholding, all the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate Mr P G Whitcutt resigned from the AngloGold Ashanti board, effective October 9, 2007.

On December 12, 2007, AngloGold Ashanti announced the successful closing of a $1.15 billion syndicated revolving loan facility. The new 3-year facility will be used to refinance an existing
$700 million revolving credit facility (due January 2008), an AUD200 million facility and for general corporate purposes.

On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of
Golden Cycle Gold Corporation (GCGC) through a transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC currently hold a 33 percent shareholding in Cripple Creek & Victor while AngloGold Ashanti hold the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-owned by
AngloGold Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately $149 million.

On January 18, 2007, AngloGold Ashanti provided operational guidance to its fourth quarter 2007 results, in which it was stated that its South African and Geita operations had experienced production difficulties resulting in the group’s production for the quarter to be in the region of 1,368,000 ounces.

Following the announcement made on January 25, 2007, in which AngloGold Ashanti advised that
Eskom (the South African electricity supply body) would be interrupting power supplies to the
Company’s South African operations, AngloGold Ashanti halted mining and gold recovery at these operations. Subsequently, AngloGold Ashanti announced on January 29, 2008, that it had begun the process to restart production at its South African operations following a meeting with Eskom and industrial electricity consumers at which, Eskom had agreed to provide AngloGold Ashanti with
90 percent of its electricity demand prior to the shut down so as to return the operations to normal production.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold
Ashanti’s annual report on Form 20-F for the year ended December 31, 2006 which was filed with the
United States Securities and Exchange Commission (SEC) on July 9, 2007. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti will file with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.